UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

United Rentals, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

911363 10 9
(CUSIP Number of Class of Securities)

Roger E. Schwed, Esq.
Executive Vice President and General Counsel
Five Greenwich Office Park
Greenwich, CT 06831
Phone: (203) 622-3131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Gary Horowitz, Esq.
Eric Swedenburg, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$679,000,000.00	$26,684.70

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of a total of 27,160,000 shares of outstanding common stock, par value of $0.01 per share, of United Rentals, Inc., together with the associated preferred share purchase rights, at the maximum tender offer price of $25.00 per share.

**	The amount of the filing fee equals $39.30 per million (0.00393%) of the transaction value and is estimated in accordance with Section 14(g)(3) and Rule 0-11 under the Securities Exchange Act of 1934, as amended

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 26,684.70 Form or Registration No.: Schedule TO	Filing Party: United Rentals, Inc. Date Filed: June 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 17, 2008 (the “Schedule TO”) by United Rentals, Inc., a Delaware corporation (“United Rentals” or the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash up to 27,160,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred share purchase rights, at a price not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2008, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which together, as may be amended or supplemented from time to time, constitute the “Offer.”

All information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. All references to “shares” refer to shares of Common Stock unless otherwise indicated.

Items 1 through 11.

The Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows in response to comments from the SEC and to reflect the waiver of the condition of the Offer that the market price of the shares not decrease by more than 10% from the close of trading on June 16, 2008:

(1) The response to the Summary Term Sheet question “Are there any conditions to the Offer?” and Section 7 (“Conditions of the Offer”) are amended by inserting, in each case, the following at the end thereof:

On July 1, 2008, we waived the condition to the Offer that the market price for the shares does not decrease by more than 10% from the close of trading on June 16, 2008.

(2) The Summary Term Sheet question “How do holders of vested stock options for shares participate in the Offer?” beginning on page vi, is amended so that the following new sentence is added at the beginning of the response:

As discussed below and in Section 3, holders of vested but unexercised options have two ways they can participate in the Offer. One way is to timely exercise all or a portion of their options in accordance with the terms of the applicable stock option plan and tender the shares received upon such exercise in accordance with the terms of the Offer. The other way involves conditional exercise of options.

(3) The Summary Term Sheet question “How do holders of vested warrants for shares participate in the Offer?” beginning on page vi, is amended so that the following new sentence is added at the beginning of the response:

As discussed below and in Section 3, holders of vested but unexercised warrants have two ways they can participate in the Offer. One way is to timely exercise all or a portion of their warrants in accordance with the terms of the applicable warrant agreement and tender the shares received upon such exercise in accordance with the terms of the Offer. The other way involves conditional exercise of warrants.

(4) The section captioned “Securitization Facility,” beginning on page 25, is amended to read as follows:

Securitization Facility.  On May 31, 2005 we, along with United Rentals Receivables LLC II, entered into the Securitization Facility with Atlantic Asset Securitization Corp., Liberty Street Funding Corp., Calyon New York Branch, and The Bank of Nova Scotia. The Securitization Facility provides that we may borrow up to $300 million, subject, among other things, to the terms of a borrowing base. As of the commencement of the Offer, the outstanding balance under the Securitization Facility was approximately $170 million. Other material terms of our Securitization Facility include the following:

•	Borrowing Base: Borrowings may be made only to the extent that the face amount of eligible receivables in the collateral pool, after reduction for certain defined reserves, exceeds the outstanding loans by a specified amount.

•	Maturity: The Securitization Facility matures in October 2011.

•	Interest Rates and Fees: Outstanding borrowings under the facility generally accrue interest at the commercial paper rate plus a specified spread not to exceed 1.0 percent. We are also required to pay a commitment fee based on a funded debt to cash flow ratio (this commitment fee was 22.5 basis points (0.225 percent) at December 31, 2007).

•	Security and Guarantees: The Securitization Facility is secured against a collateral pool of receivables related to rentals, sales of equipment, contractor supplies and other miscellaneous sources of revenue, which comprise the lenders’ only source of repayment. The Securitization Facility is not guaranteed by us or any of our subsidiaries.

(5) The section captioned “Incorporation by Reference,” beginning on page 26, is amended to read as follows:

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below (other than information furnished rather than filed). These documents contain important information about us.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on April 30, 2008

•	Current Reports on Form 8-K filed on June 3 and June 12, 2008

•	definitive proxy statement for our 2008 annual meeting of shareholders, filed on April 29, 2008

You can obtain any of the documents incorporated by reference in this document from the SEC’s website at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent at its address and telephone number set forth below.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

You may obtain information regarding the Offer
from the Information Agent as follows:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Bankers and brokers call collect: (212) 269-5550
All others call toll free: (800) 269-6427

(6) The section captioned “Interests of Directors, Executive Officers and Affiliates,” beginning on page 27, is amended so that the following sentence is added at the end of footnote 19:

Colburn Music Fund is a private foundation. Eugene I. Krieger is a Director and the President of Colburn Music Fund and may be in a position to determine the investment and voting decisions made by Colburn Music Fund. Therefore, Mr. Krieger may be deemed to be the beneficial owner of the shares held by Colburn Music Fund; however, Mr. Krieger disclaims beneficial ownership of such shares.

(7) The section captioned “Recent Securities Transactions,” beginning on page 30, is amended to read as follows:

Recent Securities Transactions.  Based on the Company’s records and information provided to the Company by its directors and executive officers, neither the Company, nor, to the best of the Company’s knowledge, any directors or executive officers of the Company, has effected any transactions in shares during the 60 day-period before the date hereof, except as set forth below.

•	On April 21, 2008, (when the stock price was $18.87), 49,998 shares were delivered to Wayland R. Hicks upon settlement of previously vested, but deferred, RSUs; 13,740 of such shares were withheld by us in payment of tax withholding liability that arose upon such settlement.

•	On May 15, 2008, (when the stock price was $20.01), 16,667 shares were delivered to Michael J. Kneeland upon vesting of previously awarded RSUs; 5,870 of such shares were withheld by us in payment of tax withholding liability that arose upon such vesting.

•	On June 12, 2008 (when the stock price was $21.63), we made our annual compensatory grants (intended to equal $60,000 in value) of 2,774 RSUs to each of our non-management directors (Wayland R. Hicks, Jenne K. Britell, Ph.D., Howard L. Clark, Jr., Singleton B. McAllister, Brian D. McAuley, John S. McKinney, Jason D. Papastavrou, Ph.D., Gerald Tsai, Jr. and Lawrence Wimbush), payment of which is deferred until May 2011, subject to acceleration in certain conditions.

•	On June 13, 2008, (when the stock price was $21.74), 11,667 shares were delivered to Roger E. Schwed upon vesting of previously awarded RSUs; 3,944 of such shares were withheld by us in payment of tax withholding liability that arose upon such vesting.

(8) The tables in the section captioned “Selected Historical and Unaudited Pro Forma Financial Information” beginning on page 39 are amended in the following two manners:

(i) The last five line items (beginning below the line item “Provision for income taxes”) under the portion of the table labeled “Income statement data” are replaced with the following:

	For the		For the
	Three Months Ended		Year Ended
	March 31, 2008		December 31, 2007
	Historical	Pro Forma(1)	Historical	Pro Forma(1)
	(Unaudited)			(Unaudited)
	(In millions, except per share amounts)

Loss from discontinued operation, net of taxes	—	—	(1)		(1)
Net income	$38	$23	$362	$289
Basic earnings per share available to common stockholders:
Income from continuing operations	$0.37	$0.39	$3.61	$5.14	(4)
Loss from discontinued operation	—	—	(0.01)	(0.02	)(4)
Net income	$0.37	$0.39	$3.60	$5.12	(4)
Diluted earnings per share available to common stockholders:
Income from continuing operations	$0.34	$0.34	$3.26	$4.27	(4)
Loss from discontinued operation	—	—	(0.01)	(0.02	)(4)
Net income	$0.34	$0.34	$3.25	$4.25	(4)

	For the		For the
	Three Months Ended		Year Ended
	March 31, 2008		December 31, 2007
	Historical	Pro Forma(1)	Historical	Pro Forma(1)
	(Unaudited)			(Unaudited)
	(In millions, except per share amounts)

Shares used in calculating:
Basic earnings per share available to common stockholders	103	59	100	56
Diluted earnings per share available to common stockholders	111	67	114	70
Other data:
Ratio of earnings to fixed charges (unaudited)	2.0	1.4	3.3	2.3	*

*	We have computed the ratios of earnings to fixed charges by dividing income from continuing operations before provision for income taxes plus fixed charges by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, the amortization of debt premiums, discounts and issuance costs, and interest expense-subordinated convertible debentures.

(ii) A new line is hereby added at the bottom of the portion of the table labeled “Balance sheet data” as follows:

	As of March 31, 2008
	Historical	Pro Forma(5)
	(Unaudited)
	(In millions, except per share amounts)

Book value per share	$19.76	$11.66	**

**	Represents stockholders’ equity divided by shares used in calculating basic earnings per share.

Item 12.  Exhibits.

(a)(5)(D) Press Release issued by United Rentals, Inc. on July 1, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED RENTALS, INC.

By: /s/ Roger E. Schwed

Name:	Roger E. Schwed
Title:	Executive Vice President and
General Counsel

Date: July 1, 2008

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated June 17, 2008
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Shareholders, dated June 17, 2008
(a)(1)(E)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(G)*	Letter to Participants in United Rentals, Inc. 401(k) Investment Plan (including Election Form and Notice of Withdrawal)
(a)(1)(H)*	Letter to Participants in United Rentals, Inc. Acquisition Plan (including Election Form and Notice of Withdrawal)
(a)(1)(I)*	Instructions and Option Election Form for Conditional Exercise of Options
(a)(1)(J)*	Instructions and Warrant Election Form for Conditional Exercise of Warrants
(a)(5)(A)*	Form of Summary Advertisement
(a)(5)(B)	Press Release issued by United Rentals, Inc. on June 10, 2008 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 12, 2008, and incorporated herein by reference)
(a)(5)(C)*	Press Release issued by United Rentals, Inc. on June 17, 2008
(a)(5)(D)†	Press Release issued by United Rentals, Inc. on July 1, 2008.
(b)(1)	Credit Agreement, dated as of June 9, 2008, among United Rentals, Inc. and certain of its subsidiaries, United Rentals (North America), Inc., United Rentals of Canada, Inc., United Rentals Financing Limited Partnership, Bank of America, N.A., Wachovia Bank, National Association, UBS Loan Finance LLC and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)
(b)(2)	Indenture, dated as of June 10, 2008, among United Rentals, Inc., and The Bank of New York, a New York banking corporation, as Trustee, and Form of United Rentals, Inc. 14% Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 and Exhibit 4.2, respectively, of the United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)
(b)(3)	Receivables Purchase Agreement dated as of May 31, 2005 between United Rentals Receivables LLC II, United Rentals, Inc., Atlantic Asset Securitization Corp., Liberty Street Funding Corp., Calyon New York Branch, and The Bank of Nova Scotia (incorporated by reference to Exhibit 99.1 of the United Rentals, Inc. Report on Form 8-K filed on June 6, 2005)
(b)(4)	Purchase and Contribution Agreement dated as of May 31, 2005 between United Rentals (North America), Inc., United Rentals Northwest, Inc., United Rentals Southeast, L.P., United Equipment Rentals Gulf, L.P., United Rentals, Inc., and United Rentals Receivables LLC II (incorporated by reference to Exhibit 99.2 of the United Rentals, Inc. Report on Form 8-K filed on June 6, 2005)
(b)(5)	First Omnibus Amendment, dated October 20, 2006, to the Purchase and Contribution Agreement, dated as of May 31, 2005 and the Receivables Purchase Agreement, dated as of May 31, 2005 (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on October 26, 2006)
(b)(6)	Performance Undertaking dated as of May 31, 2005 executed by United Rentals, Inc. in favor of United Rentals Receivables LLC II (incorporated by reference to Exhibit 99.3 of the United Rentals, Inc. Report on Form 8-K filed on June 6, 2005)
(d)(1)	Rights Agreement dated September 28, 2001 between United Rentals, Inc. and American Stock Transfer & Trust Co., as Rights Agent (the “Rights Agreement”) (incorporated by reference to Exhibit 4 of the United Rentals, Inc. Report on Form 8-K filed on October 5, 2001)
(d)(2)	First Amendment to the Rights Agreement, dated as of July 22, 2007, between United Rentals, Inc. and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of United Rentals, Inc. Report on Form 8-K filed on July 24, 2007)

Exhibit
Number	Description

(d)(3)	Form of Warrant Agreement (incorporated by reference to Exhibit 10(c) of United Rentals, Inc. Registration Statement on Form S-1, Registration No. 333-39117), together with an Amendment thereto dated December 4, 2003 (incorporated by reference to Exhibit 10(b) to United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2003)
(d)(4)	1997 Stock Option Plan (incorporated by reference to Exhibit 10(b) of United Rentals, Inc. Registration Statement on Form S-1, Registration No. 333-39117)
(d)(5)	1998 Stock Option Plan of United Rentals, Inc. (incorporated by reference to Exhibit 99.1 to United Rentals, Inc. Registration Statement on Form S-4, Registration No. 333-63171)
(d)(6)	1998 Supplemental Stock Option Plan of United Rentals, Inc. (as amended and restated) (incorporated by reference to Exhibit 10(h) to United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2005)
(d)(7)	2001 Comprehensive Stock Plan (formerly the 2001 Senior Stock Plan) (incorporated by reference to Exhibit 10(f) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(8)	2001 Stock Plan of United Rentals, Inc. (incorporated by reference to Exhibit 4.6 to United Rentals, Inc. Registration Statement on Form S-8, No. 333-60458)
(d)(9)	Deferred Compensation Plan for Directors of United Rentals, Inc. (incorporated by reference to Exhibit 4.8 to United Rentals, Inc. Registration Statement on Form S-8, No. 333-116882)
(d)(10)	Form of United Rentals, Inc., Annual Incentive Compensation Plan (incorporated by reference to Appendix B to the United Rentals, Inc., Definitive Proxy Statement filed with the SEC on April 21, 2004)
(d)(11)	Form of United Rentals, Inc., Long-Term Incentive Plan (incorporated by reference to Appendix C to the United Rentals, Inc., Definitive Proxy Statement filed with the SEC on April 21, 2004)
(d)(12)	Form of Amendment to United Rentals, Inc. Long-Term Incentive Plan dated September 22, 2004 (incorporated by reference to Exhibit 99.3 of United Rentals, Inc. Report on Form 8-K filed September 28, 2004)
(d)(13)	United Rentals, Inc. Restricted Stock Unit Deferral Plan (incorporated by reference to Exhibit 10(g) to United Rentals, Inc. Report on Form 10-Q for the quarterly period ended June 30, 2004)
(d)(14)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Senior Management (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(15)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10(c) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(16)	Form of directors option agreement of United Rentals, Inc. (incorporated by reference to Exhibit 99.1 of the United Rentals, Inc. Report on Form 8-K filed March 8, 2005)
(d)(17)	Compensation Program for Non-Employee Directors of United Rentals, Inc. (incorporated by reference to Exhibit 10(d) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(18)	Restricted Stock Unit Agreement, dated as of June 7, 2007, awarded to Wayland R. Hicks (incorporated by reference to Exhibit 10(d) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2007)
(d)(19)	Form of agreement dated as of July 21, 2004, between United Rentals, Inc. and John S. McKinney (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended September 30, 2004)
(d)(20)	Employment Agreement, dated as of March 7, 2006, between the Company and Martin Welch III (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed March 10, 2006)
(d)(21)	Letter Agreement with Wayland R. Hicks, dated as of April 21, 2003 (incorporated by reference to Exhibit 10(e) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

Exhibit
Number	Description

(d)(22)	Agreement, dated April 10, 2007, between United Rentals, Inc. and Wayland R. Hicks (incorporated by reference to Exhibit 10.1 to the United Rentals, Inc. Current Report on Form 8-K filed on April 11, 2007)
(d)(23)	Agreement dated as of September 22, 2005, between United Rentals, Inc. and Michael Kneeland (incorporated by reference to Exhibit 99.1 of the United Rentals, Inc. Report on Form 8-K filed September 23, 2005)
(d)(24)	Agreement dated as of March 30, 2006 between United Rentals, Inc. and Michael Kneeland (incorporated by reference to Exhibit 10(ooo) of the United Rentals, Inc. Report on Form 10-K for the year ended December 31, 2005)
(d)(25)	Employment Agreement dated June 5, 2006, between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(a) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(26)	First Amendment, dated August 1, 2007, to the Employment Agreement between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(a) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(27)	Employment Agreement dated June 14, 2006, between United Rentals, Inc. and Roger E. Schwed, including a form of indemnification agreement (incorporated by reference to Exhibit 10(e) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(28)	Employment Agreement, dated August 30, 2006, between the Company and John Fahey (incorporated by reference to Exhibit 10.2 of the United Rentals, Inc. Report on Form 8-K filed September 1, 2006)
(d)(29)	Retention Benefit Agreement, dated as of July 2, 2007, between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(30)	Retention Benefit Agreement, dated as of July 2, 2007, between United Rentals, Inc. and Martin Welch III (incorporated by reference to Exhibit 10(c) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(31)	Retention Benefit Agreement, dated as of July 2, 2007, between United Rentals, Inc. and Roger E. Schwed (incorporated by reference to Exhibit 10(d) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(32)	Purchase Agreement, dated as of June 10, 2008, between United Rentals, Inc. and Apollo Investment Funds IV, L.P. and Apollo Overseas Partners IV, L.P. and J.P. Morgan Partners (BHCA), L.P. (incorporated by reference to Exhibit 10.2 to the United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)

(d)(33)	Registration Rights Agreement, dated as of June 10, 2008, among United Rentals, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., and J.P. Morgan Partners (BHCA) relating to $425,000,000 aggregate principal amount of 14% Senior Notes due 2014 (incorporated by reference to Exhibit 10.3 to United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)
(g)	Not applicable
(h)	Not applicable

*	Previously filed with Schedule TO on June 17, 2008.

†	Filed herewith.